FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2008

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Regulatory Compliance and Corporate Secretary

Date:   January 31, 2008

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP ANNOUNCES SECONDARY OFFERING OF SILVER WHEATON SHARES
VANCOUVER, BRITISH COLUMBIA, January 31, 2008 — GOLDCORP INC. is pleased to announce that it has entered into an agreement with a syndicate of underwriters co-led by Macquarie Capital Markets Canada Ltd., Genuity Capital Markets and GMP Securities L.P., with Macquarie Capital Markets Canada Ltd. and Genuity Capital Markets as co-bookrunners, pursuant to which the underwriters have agreed to purchase from Goldcorp, on a bought deal basis, 108,000,000 common shares of Silver Wheaton Corp. at a price of C$14.50 per Common Share for aggregate gross proceeds to Goldcorp of C$1,566,000,000. The offering represents the sale of all of Goldcorp’s remaining interest in Silver Wheaton and Silver Wheaton will not receive any proceeds from the offering.
The share sale is consistent with Goldcorp’s commitment to simplifying its corporate structure and strengthening its balance sheet. The proceeds from the transaction provide Goldcorp with the financial flexibility to fund an expected 50% growth in gold production over the next five-year period and will provide financial flexibility for future growth opportunities. Capital spending over the next five years is expected to be over US$3.9 billion, including funding completion of the Peñasquito, Éléonore and Cerro Blanco projects as well as providing sustaining capex at operating mines. Not included in this figure is the possible construction of the Pueblo Viejo project in the Dominican Republic (Barrick 60%, Goldcorp 40%) which remains under feasibility review.
The offering is being made pursuant to a short form prospectus filed with the securities regulators in each of the provinces of Canada and under the multi-jurisdictional disclosure system in the United States.
A preliminary short form prospectus relating to the securities has been filed with the securities regulators in each of the provinces of Canada and a registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. A copy of the preliminary short form prospectus and registration statement may be obtained from Marilia Costa by telephone at (416) 848-3662.
The Offering is scheduled to close on or about February 14, 2008 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals.

Goldcorp is the world’s fastest growing and lowest-cost multi-million ounce gold producer with operations throughout the Americas. Gold production and reserves from the Company’s strong portfolio of mines and projects remains 100% unhedged.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com, and Form 40-F for the year ended December 31, 2006 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
For further information, please contact:
Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com